EXHIBIT 99.1

FOR immediate RELEASE

Investor Relations:	Media Relations
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Ph: 353-1-709-4022 Jonathan Birt +44-751-559-7858 Jamie Tully +1-212-687-8080
Elan Announces Johnson & Johnson Release of Discontinuation of Phase 3
Development of Bapineuzumab Intravenous (IV)
In Mild to Moderate Alzheimer’s Disease

•	Elan’s near term funding obligations to Janssen AI expected to decrease
•	Elan to write down its equity method investment in Janssen AI
•	Elan focused on Tysabri growth and continued financial strengthening

Dublin – August 6, 2012 – Elan Corporation, plc (NYSE:ELN) announced today that Johnson & Johnson has issued a press release regarding the discontinuation of Phase 3 development of bapineuzumab IV in mild to moderate Alzheimer’s.  The press release can be accessed on http://www.janimm.com/news/press or http://www.jnj.com/connect/news/.  Additionally, Pfizer Inc. has provided an announcement to the marketplace on the top line results of Phase 3 Study 301.  The press release can be accessed on http://www.pfizer.com/news/press_releases/pfizer_press_releases.jsp.

“We are tremendously disappointed for patients and their caregivers who are suffering from Alzheimer’s and our employees who have dedicated many years to advancing this technology with the goal of creating a meaningful therapy to combat this challenging disease”, said Kelly Martin, CEO of Elan Corporation, plc.  He commented further that, “from a shareholder perspective, we will continue to focus on revenue growth with the advancement of Tysabri, rigorous cost and timeline alignment and – as we have done consistently over the years - a strengthening of our balance sheet and capital structure to provide a unique growth and value investment thesis to the marketplace while continuously reducing overall financial risk.”

Specific details surrounding the anticipated reduction of Janssen AI’s future funding requirements will be determined after discussions with our equity co-investor, Johnson & Johnson and after the complete data set from Study 301 and 302 has been presented at the 16th Congress of the European Federation of Neurological Societies (EFNS) on September 11, 2012, the American

Neurological Association (ANA) Annual Meeting on October 8, 2012 and the 5th Clinical Trials on Alzheimer’s Disease (CTAD) on October 29, 2012.  In addition to the data from Study 301 and 302, outcomes from the on-going vaccine and bapineuzumab SQ trials are important and will be instructive for a comprehensive evaluation of the immunotherapeutic approach to Alzheimer’s.

Given the discontinuation of the bapinezumab IV clinical development work in mild to moderate Alzheimer’s patients, we anticipate there to be a significant reduction in spending through the end of next year.  In addition, Elan will record a non-cash impairment charge of $117.3 million on our equity method investment in Janssen AI in the third quarter of 2012, representing the full carrying value of Elan’s 49.9% proportionate share of the Janssen AI AIP assets.

In September 2009, as a result of its transaction with Johnson & Johnson, Elan acquired a 49.9% interest in Janssen AI.  Janssen AI partners with Pfizer, Inc on all operational aspects of the immunotherapeutic platform including bapineuzumab.  Elan owns 25% of the AIP asset on a global basis plus certain royalty streams at various revenue levels should any therapy from AIP be commercialized in the future.

About Elan
Elan is a neuroscience focused biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

Forward Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful discovery, development and commercialization of additional products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our research and development activities, and research and development activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful (Pfizer announced on July 23rd that the co-primary clinical endpoints were not met in one of the bapineuzumab Phase 3 clinical trials and that participants from that clinical trial who enrolled in a follow-on extension study will no longer receive doses of bapineuzumab; Johnson & Jonson announced on August 6, 2012 that it was discontinuing development of bapineuzumab IV in mild to moderate Alzheimer’s disease) and the speed with which regulatory authorizations and product launches may be achieved; our dependence on Johnson & Johnson and Pfizer for the success of AIP; we own approximately six percent of Alkermes plc and our shares are subject to legal and contractual transfer restrictions; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Elan Corporation, plc